February 2, 2015

Mr. Warren J. Merritt, PE
Director Engineering & Exploration
CONSOL Energy Inc.
1000 CONSOL Energy Drive
Canonsburg, Pennsylvania 15317-6506

RE: CONSULTANTS AUDIT LETTER

Dear Mr. Merritt:

In accordance with your request, Golder Associates Inc. (Golder) has audited the estimates prepared by CONSOL Energy Inc. (CONSOL), as of December 31, 2013, of the proven and probable reserves of the following five project areas located within the Pittsburgh Seam longwall reserves located in the states of Pennsylvania and West Virginia in the United States:

•	Bailey Mine (active)

•	Enlow fork Mine (active

•	Harvey Mine (formerly BMX Mine, active)

•	Mason-Dixon Mine (proposed)

•	River Mine (proposed)

Table 1 below compares the total reserves as calculated by Golder, 1.72 billion tons, to the total reserves stated by CONSOL, 1.71 billion tons. There is less than 1% difference in the total reserve tonnage. Each property results in a tonnage difference under 2%, which Golder finds to be an acceptable level of accuracy for comparison between similar, but different estimation methods.

Table 1: Reserve Comparison for Mine Areas

Area	CONSOL Reserves (Mt)	Golder Reserves (Mt)	Difference (%)
Bailey	255.2	257.4	0.90%
Enlow Fork	333.4	338.3	1.46%
BMX	200.3	203.7	1.73%
Mason-Dixon	377.4	375.7	-0.45%
River	543.2	549.8	1.21%
Total	1,709.4	1,724.9	0.90%
Note: Mt = million tons

It is Golder’s understanding that the reserves estimated herein constitute approximately 86% of the proven and probable reserves either owned or leased by CONSOL. We have examined the estimates with respect to reserve quantities and reserve categorization using the definitions set forth in U.S. Securities and Exchanges Commission (SEC) Industry Guide 7 pursuant to the rules of Regulation S-K. This Guide contains the Commission’s basic mining disclosure policy. The definitions and disclosure instructions contained in this Guide apply to all public mining entities and their public disclosures pursuant to the rules of Regulation S-K. In addition, confidence levels used in reserve calculations are based on guidelines in U.S. Geological Survey Circular 891 (Coal Resource Classification system of the U.S. Geological Survey). Based on our audit, Golder determined that the categorization criteria that CONSOL has placed on its reserves are consistent with Circular 891 with one exception. Based on the well-known continuity of the Pittsburgh Seam, spacing of observation points are 3,000 feet or less for proven reserves and between 3,000 and 8,000 feet for probable reserves. Golder concurs with this exception. Golder also agreed with and applied CONSOL’s further modifying factors for estimating recoverable reserves. These factors include adjustments for minimum and maximum mining horizon thickness, dilution, coal loss, mining recovery, and coal processing plant yield.

Golder’s procedures for its audit of CONSOL’s Pittsburgh Seam longwall reserve estimates are contained in its report “Audit of CONSOL’s Pittsburgh Seam Longwall Mineable Reserve and Evaluation Process” completed in June 2014 as Project Number

1403917. This report has been prepared for CONSOL’s use in filing with the SEC; in our opinion the assumptions, data methods, and procedures used in the preparation of this report are appropriate for such purpose.

GOLDER ASSOCIATES INC.

/S/ Robert R. Yarkosky, PE
Principal and Mining Practice Leader